FORM 6-K

              SECURITIES AND EXCHANGE COMMISSION

                  Washington, D.C.  20549

                  Report of Foreign Issuer
          Pursuant to Rule 13a - 16 or 15d - 16 of
             the Securities Exchange Act of 1934

               For the month of June, 2003

              Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

      Form 20-F                    Form 40-F    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                          No    X

[If "Yes" is marked, indicate below the file number
assigned to the registrant in connection with Rule
12g3-2(b):    82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         INTERTAPE POLYMER GROUP INC.



Date:  June 13, 2003
                         By:  /s/ Andrew M. Archibald
                              Andrew M. Archibald, Chief
                              Financial Officer, Secretary,
                              and Vice President, Administration

LATE FIRST QUARTER 2003 FILING WITH THE QUEBEC SECURITIES COMMISSION RESULTS IN INTERTAPE POLYMER GROUP INC. CEASE TRADE ORDER, CORRECTIVE ACTION TAKEN

Montreal, Quebec, Canada, June 12, 2003 -- Intertape Polymer Group
Inc. (NYSE & TSX: ITP) was informed today that trading of its common shares outstanding on the Toronto Stock Exchange (TSX) and the New
York Stock Exchange (NYSE) had been temporarily suspended further to a cease trade order issued by the Quebec Securities Commission (the "QSC").

The QSC informed Intertape Polymer Group Inc. (IPG) that the cease trade order was issued due to the fact that IPG had been late in filing its interim financial statements for the quarter ended March 31st, 2003. Although IPG had mailed the first quarter statements to its shareholders on or around May 16, 2003, posted them on its website and filed them with the SEC, through inadvertence they were not filed.

IPG has taken the necessary corrective actions in order to bring its file up to date with the QSC so that trading of its common shares on the TSX and the NYSE may resume as quickly as possible.


ABOUT INTERTAPE POLYMER GROUP

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.


SAFE HARBOR STATEMENT

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:      Melbourne F. Yull
                              Chairman and Chief Executive Officer
                              Intertape Polymer Group Inc.
                              Tel.: 866-202-4713
                              E-mail:itp$info@intertapeipg.com
                              Web: www.intertapepolymer.com